UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 GSK plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2026:

These dates are indicative and may be subject to change.

Results	Announcement date	Ordinary Shares Ex-dividend date	American Depositary Shares Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2026	Wednesday 29 April 2026	Thursday 14 May 2026	Friday 15 May 2026	Friday 15 May 2026	Thursday 18 June 2026	Thursday 9 July 2026
Q2 2026	Wednesday 29 July 2026	Thursday 13 August 2026	Friday 14 August 2026	Friday 14 August 2026	Thursday 17 September 2026	Thursday 8 October 2026
Q3 2026	Wednesday 28 October 2026	Thursday 12 November 2026	Friday 13 November 2026	Friday 13 November 2026	Monday 14 December 2026	Thursday 7 January 2027
Q4 2026	Wednesday 3 February 2027	Thursday 18 February 2027	Friday 19 February 2027	Friday 19 February 2027	Tuesday 16 March 2027	Thursday 8 April 2027

V A Whyte
Company Secretary

10 November 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 10, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc